PILLSBURY WINTHROP SHAW PITTMAN LLP

2475 HANOVER STREET

PALO ALTO, CALIFORNIA 94304

November 16, 2005

VIA ELECTRONIC TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0406

Mail Stop 6010

Attn: Mr. Jay Mumford

Re:	SunPower Corporation - Registration Statement on Form S-1

(File No. 333-127854)

Ladies and Gentlemen:

On behalf of SunPower Corporation (the “Registrant”), the Registrant hereby represents and warrants that the Registrant did not engage in any promotion, preparation, communication, discussion or any other form of involvement with Governor Arnold Schwarzenegger or his staff relating to the statements made in a speech by Governor Schwarzenegger in China on November 14, 2005, including the Governor’s quoted reference to the “most efficient solar chip in the world.”

Questions or comments regarding this matter or any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564.

Very truly yours,

/s/ Davina K. Kaile
Davina K. Kaile

cc:	Mr. Jay Mumford

Mr. Thomas H. Werner

Mr. Emmanuel T. Hernandez